UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

CHINA MEDICAL TECHNOLOGIES, INC.
(Name of Issuer)

American Depositary Shares
(Title of Class of Securities)

169483104
(CUSIP Number)

December 31, 2009
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]           Rule 13d-1(b)

[X]           Rule 13d-1(c)

[   ]           Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 9 Pages
Exhibit Index: Page 8

SCHEDULE 13G

CUSIP No.: 169483104	Page 2 of 9 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). KEYWISE CAPITAL MANAGEMENT LIMITED
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	2,283,565
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	2,283,565
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,283,565
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 7.1% based on 32,254,666 Shares outstanding.
12.	Type of Reporting Person: OO

SCHEDULE 13G

CUSIP No.: 169483104	Page 3 of 9 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). FANG ZHENG
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization People's Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	2,283,565
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	2,283,565
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,283,565
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 7.1% based on 32,254,666 Shares outstanding.
12.	Type of Reporting Person: IN

SCHEDULE 13G

CUSIP No.: 169483104	Page 4 of 9 Pages

Item 1(a).	Name of Issuer:

China Medical Technologies, Inc. (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

No. 24 Yong Chang North Road, Beijing Economic-Technological Development Area, Beijing 100176, People’s Republic of China.

Item 2(a).	Name of Person Filing:

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i) Keywise Capital Management Limited (“Keywise Cayman”);

ii) Fang Zheng (“Mr. Zheng”)

This Statement relates to Shares (as defined herein) held for the accounts of Keywise Asia Master Fund, a Cayman Islands exempted company (“Keywise Asia Master Fund”); KSB Feng Huang Development Master Fund, a Cayman Islands exempted company (“KSB Development Master Fund”); Keywise Greater China Master Fund, a Cayman Islands exempted company (“Keywise Greater China Master Fund”); Keywise Greater China Opportunities Master Fund, a Cayman Islands exempted company (“Keywise Opportunities Master Fund”); Keywise Phoenix Development Master Fund, a Cayman Islands exempted company (“Keywise Phoenix Master Fund”); and for the account of certain managed account (“Managed Account”).

Keywise Cayman serves as investment manager to each of Keywise Asia Master Fund, KSB Development Master Fund, Keywise Greater China Master Fund, Keywise Opportunities Master Fund and Keywise Phoenix Master Fund.  Keywise Capital Management (HK) Limited, serves as the investment manager over the Managed Account, and serves as the investment adviser to Keywise Cayman and to each of Keywise Asia Master Fund, KSB Development Master Fund, Keywise Greater China Master Fund, Keywise Opportunities Master Fund and Keywise Phoenix Master Fund.   Mr. Zheng serves as the Director of  Keywise Cayman and Keywise Capital Management (HK) Limited, and, in such capacity, may be deemed to have voting and dispositive power over the Shares held for the account of Keywise Asia Master Fund, KSB Development Master Fund, Keywise Greater China Master Fund, Keywise Opportunities Master Fund,  Keywise Phoenix Master Fund and the Managed Account.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of Keywise Cayman is Walker House, 87 Mary Street, George Town, Grand Cayman, KY1-9005, Cayman Islands.

The address of the principal business office of Mr. Zheng is Room 4004-6, COSCO Tower, 183 Queen’s Road Central, Hong Kong.

Item 2(c).	Citizenship:

SCHEDULE 13G

CUSIP No.: 169483104	Page 5 of 9 Pages

i) Keywise Cayman is a Cayman Islands exempted company with limited liability.

ii) Mr. Zheng is a citizen of the People's Republic of China.

Item 2(d).	Title of Class of Securities:

American Depositary Shares (the “Shares”)

Item 2(e).	CUSIP Number:

169483104

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c),

Check Whether the Person Filing is a:

This Item 3 is not applicable.

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned

As of December 31, 2009, each of Keywise Cayman and Mr. Zheng may be deemed to be the beneficial owner of 2,283,565 Shares. This amount consists of: (A) 13,455 Shares held for the account of Keywise Asia Master Fund; (B) 99,200 Shares held for the account of KSB Development Master Fund; (C) 421,246 Shares held for the account of Keywise Greater China Master Fund; (D) 898,088 Shares held for the account of Keywise Opportunities Master Fund; (E) 81,008 Shares held for the account of Keywise Phoenix Master Fund; and (F) 770,568 Shares held for the account of the Managed Account.

Item 4(b)	Percent of Class:

The number of Shares of which each of Keywise Cayman and Mr. Zheng may be deemed to be the beneficial owner of constitutes approximately 7.1% of the total number of Shares outstanding. (Based upon information provided in the Issuer’s Form 6-K dated November 19, 2009, there were approximately 322,546,661 Ordinary Shares outstanding as of September 30, 2009, with ten (10) Ordinary Shares equal to one (1) American Depositary Share totaling approximately 32,254,666 Shares outstanding).

Item 4(c)	Number of Shares of which such person has:

Keywise Cayman and Mr. Zheng
(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	2,283,565
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	2,283,565

SCHEDULE 13G

CUSIP No.: 169483104	Page 6 of 9 Pages

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:

See disclosure in Item 2 hereof.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below each of the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SCHEDULE 13G

CUSIP No.: 169483104	Page 7 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KEYWISE CAPITAL MANAGEMENT LIMITED

Date: February 12, 2010	By:	/s/ Fang Zheng
	Name:	Fang Zheng
	Title:	Director of Keywise Capital Management Limited

FANG ZHENG

Date: February 12, 2010	By:	/s/ Fang Zheng

SCHEDULE 13G

CUSIP No.: 169483104	Page 8 of 9 Pages

EXHIBIT INDEX

Ex.		Page No.
A	Joint Filing Agreement, dated February 12, 2010 by and among Reporting Persons	9

SCHEDULE 13G

CUSIP No.: 169483104	Page 9 of 9 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the American Depositary Shares of China Medical Technologies, Inc. dated as of February 12, 2010 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

KEYWISE CAPITAL MANAGEMENT LIMITED

Date: February 12, 2010	By:	/s/ Fang Zheng
	Name:	Fang Zheng
	Title:	Director of Keywise Capital Management Limited

FANG ZHENG

Date: February 12, 2010	By:	/s/ Fang Zheng